Pulmatrix, Inc.

945 Concord Street, Suite 1217

Framingham, MA 01701

May 7, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

Washington, D.C. 20549

Attention: Tyler Howes

Re:	Pulmatrix, Inc.

Registration Statement on Form S-4, as amended

Filed on February 14, 2025, as amended on April 17, 2025, and May 7, 2025

File No. 333-284993 (as amended, the “Registration Statement”)

Request for Acceleration

Dear Mr. Howes,

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Pulmatrix, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement, so that it may become effective at 4:30 p.m., Eastern Time, on May 9, 2025, or as soon thereafter as practicable. The Company hereby authorizes each of Rick A. Werner and Alla Digilova of Haynes and Boone, LLP, counsel to the Company, to make such request on its behalf.

Once the Registration Statement is effective, please orally confirm the event with the Company’s counsel, Haynes and Boone, LLP by calling Rick A. Werner at (212) 659-4974. The Company also respectfully requests that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to the Company’s counsel, Haynes and Boone, LLP, Attention: Rick A. Werner, by email to rick.werner@haynesboone.com.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Rick A. Werner, Esq. at (212) 659-4974.

Very truly yours,

PULMATRIX, INC.

By:	/s/ Peter Ludlum
Peter Ludlum
Interim Chief Executive Officer

cc:

Rick A. Werner, Esq., Haynes and Boone, LLP

Alla Digilova, Esq., Haynes and Boone, LLP

Ryan A. Murr, Gibson, Dunn & Crutcher LLP

Branden C. Berns, Gibson, Dunn & Crutcher LLP

Melanie E. Neary, Gibson, Dunn & Crutcher LLP